[LETTERHEAD]

April 11, 2008

Ms. Karen Garnett
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:         By Design, Inc. (the Company)
Form SB-2 Registration Statement, Amendment No. 4
File Number: 333-145760

Dear Ms. Garnett;

This is in response to your April 9, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Registration Statement Facing Page

       1.  The Company made the required addition.

Management’s Discussion and Analysis

Results of Operations, page 14

2.  The Company has provided additional disclosure.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Consolidated Statements of Stockholders’ Equity, page F-5

3.  Complied with.

Notes to Consolidated Financial Statements

Note 2. Related Party Transactions, page F-12

4.  Complied with. The disclosure has been reinserted.

Exhibit 23.1

5.  We have filed a signed consent.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner